Catcha Investment Corp 2.0

Level 42, Suntec Tower Three

8 Temasek Blvd

Singapore 038988

August 1, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F St., N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel /Katherine Wray

Re:	Catcha Investment Corp 2.0
Registration Statement on Form S-1 (File No. 333-254860)
CIK No. 0001848885

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Catcha Investment Corp 2.0, a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-254860) together with the amendment and exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold pursuant to the Registration Statement. The Company is withdrawing the Registration Statement because it has determined not to pursue an initial public offering of its securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

Pursuant to Rule 477, the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account.

Should you have any questions regarding this correspondence, please contact Steve Lin of Kirkland & Ellis at +86 1057379315 or Ethan Yuxin Chen of Kirkland & Ellis, at +852 37619130.

CATCHA INVESTMENT CORP 2.0

By:	/s/ Patrick Grove
Name: Patrick Grove
Title: Chairman and Chief Executive Officer

cc:	Steve Lin, Esq.

Ethan Yuxin Chen, Esq.

Kirkland & Ellis

26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong